SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

11 JULY 2003

AngloGold Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

Enclosures: ANGLOGOLD REPORT FOR THE QUARTER AND YEAR ENDED 31 DECEMBER 1999,
PREVIOUSLY FILED WITH THE SEC IN HARD COPY -- REFILED TODAY, ON EDGAR

REPORT FOR THE YEAR AND QUARTER

ENDED 31 DECEMBER 1999

HIGHLIGHTS

For the year:

- Headline earnings up 30%

- Cash and total costs down 6%

- Dividends up 29%

- 12% return on capital employed

- 15% return on shareholders' equity

For the quarter:

- Headline earnings down 6%

- Cash and total costs up 7%

		Quarter ended Dec. 1999	Quarter ended Sept. 1999	Year ended Dec. 1999	Year ended Dec. 1998	Quarter ended Dec. 1999	Quarter ended Sept. 1999	Year ended Dec. 1999	Year ended Dec. 1998
		Rand/Metric				Dollar/Imperial			
Prepared in accordance with International Accounting Standards									
Gold									
Produced	– kg/oz (000)	52 679	55 337	215 166	205 349	1 693	1 779	6 918	6 602
Revenue	– R/kg/$/oz sold	62 735	61 754	61 830	58 830	319	316	315	333
Cash costs	– R/kg/$/oz produced	43 874	40 823	41 712	39 944	223	209	212	225
Total production costs	– R/kg/$/oz produced	50 201	46 714	47 842	46 060	255	239	244	259
Operating profit	– R million/$ million	698	824	3 088	2 608	114	135	505	470
Net capital expenditure	– R million/$ million	366	327	1 254	556	60	54	205	101
Attributable profit	– R million/$ million	532	493	2 654	1 711	87	81	434	318
Attributable earnings	– cents per share	540	504	2 695	1 748	88	83	441	324
Headline earnings	– cents per share	494	528	2 485	1 568	81	87	407	283
Headline earnings before deferred lax adjustment	– cents per share	494	528	2018	1 568	81	37	330	283
Dividends - cents per share				2 000	1 550			328	264



anglo gold

ANGLOGOLD LIMITED
Registration No. 05/17354/06
Incorporated in the Republic of South Africa

CERTAIN FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, including without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of the company's exploration and production projects, and the company's liquidity and capital resources and expenditure, contain certain forward-looking statements regarding the company's operations, economic performance and financial condition. Although the company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management.

Published by the AngloGold Corporate Communications Department

Postal address: PO Box 62117
Marshalltown
2107
South Africa

Telephone: (11) 637 6147
Facsimile: (11) 637 6399/6400
E-mail: investors@anglogold. com

 

LETTER FROM THE CHAIRMAN
AND THE CHIEF EXECUTIVE OFFICER

Dear Shareholder

ANGLOGOLD FOURTH QUARTER AND 1999 ANNUAL RESULTS

AngloGold today reports a good set of annual results, but a disappointing fourth quarter.

For the 1999 financial and calendar year, headline earnings (adjusted for a change in the tax rate) have risen by 30% to R1.9 billion, gold production has increased by 5%, while both cash costs and total costs have come down by 6%. Return on capital employed at 12% and on shareholders' equity at 15% demonstrate that this company can earn good returns for its shareholders even in the weakest of gold markets. The company is pleased to announce a final dividend of R11, for a total dividend of R20 for 1999, 29% up on 1998.

In this fourth quarter, headline earnings (before the deferred tax rate adjustment) declined by 6% to R486 million ($79.5 million), gold produced by 5%, with cash costs increasing to $223 (7% up), and total costs to $255 (7% up) on a received gold price of $319, 1% higher than the previous quarter.

The reduced production was anticipated in the operations in the Americas, and in Mali. The South African production decline of 4% quarter on quarter is disappointing and is the focus of management attention at both the South Africa division and corporate level. More detailed reasons for this decline are set out elsewhere in this report.

Looking forward, with the acquisition of Acacia, AngloGold now produces some 1.5 million ounces from surface and shallow mining (approximately 20% of total production). This represents a significant change in the company's operational risk profile and signals a positive development for all of AngloGold's stakeholders - investors, employees, communities and governments. The company will be energetically exploring further opportunities to diversify the geographical and mining mix in 2000.

The past year saw an increase in capital expenditure, mainly in the South African operations. Here, four major projects, all of which have recently been subjected to rigorous technical and financial reviews, are expected to produce 25 million ounces of gold, at a projected average cash cost of $180 per ounce using upgraded infrastructure and modern technology.

The Washington Agreement on the selling, lending and leasing of gold has seen the price rise sharply and stabilise around $290. The company continues to believe that physical market fundamentals are positive, and that favourable market conditions will lead to renewed investor interest in the metal. In 2000 the company will continue to look for innovative ways to expand and deepen these physical markets for our product.

During 1999, the company has intensified its efforts to achieve much safer working conditions at all operations, and in particular at the South African operations. The Board and Management realise that much remains to be done. It is encouraging to report a 25% reduction in fatalities and an 11% reduction in lost time accidents, with rates reducing respectively by 17% and 5% in each case. The Board has high expectations of continued improvement in these safety measures at hopefully even faster rates.

NICKY OPPENHEIMER
Chairman

BOBBY GODSELL
Chief Executive Officer

9 February 2000

SUMMARY OF OPERATIONS

SOUTH AFRICA

Overall performance

Gold production decreased by 10% in 1999 to 178.7 tonnes (57 million ounces) against a planned reduction of 6%, notwithstanding marginal improvements in both value and volume efficiencies. Rand cash costs increased to R44 161 per kilogram but decreased by 1% to $225 per ounce as a result of the devaluation of the rand.

For the year. Kopanang, Tau Lekoa, Tshepong and Mponeng posted improved performances over both planned levels and the previous year's results. Ergo maintained a steady performance despite a mid-year problem with a fire in the elution building. Great Noligwa intersected the Jersey fault earlier than planned, experiencing a drop in grade and gold produced. Despite this, it exceeded targeted gold production and operating profit levels.

Events at a number of operations hampered production and operating performance, year on year: Matjhabeng's earthquake (2.3 tonnes), fires at Bambanani (0.7 tonnes), the Klippan washout at Joel (0.5 tonnes) and the tertiary shaft failure at Savuka (1.2 tonnes). TauTona and Deelkraal tabled disappointing results, following increased seismicity and infrastructural problems.

After a slow start to 1999, operations improved from mid-year through to the third quarter. In the fourth quarter gold production fell by 4% to 43 363 kilograms. This was due to the adverse impact on production of infrastructural delays at TauTona, slower than anticipated start-up at the Matjhabeng's Eland shaft, the impact of the fires at Bambanani and the seismic events at West Wits operations. On the cost side, there was unplanned expenditure on shaft infrastructure and to counter equipment failure at both Bambanani and TauTona.

Unit cash costs increased by 7% to R46 665 per kilogram and by 6% to $237 per ounce. Operating profit fell by 27% in the fourth quarter to R463.8 million. Productivity measured in square metres per employee improved by 2% to 4.28, but the adverse gold production resulted in grams per employee falling to 174.

Capital projects

The shaft sinking at Joe! has reached 129 level (1 293 metres below surface) and station development is in progress.

The Mponeng deepening project is progressing well. Sinking operations are complete to 123 level (3 642 metres below surface) and equipping of the SS1 shaft have begun. Development of the top cut in the 81 level man winder chamber has also started.

The Moab Khotsong project continues to progress well. The work in the rock/ventilation and main shafts continued at acceptable rates with no problems envisaged.

The carbon technology project at West Wits is functionally complete with minor work still to be done on the residue thickener.

The sub shaft deepening at Elandsrand has been completed. The major remaining components are access development on 102, 105, 109 and 113 levels (3 000, 3 200, 3 400 and 3 800 metres, respectively) and in-circle development. A total of 6 014 metres is planned for the 2000 financial year.

OTHER AFRICAN OPERATIONS

AngloGold has a 38% interest in the Sadiola mine in Mali and a 100% interest in the Navachab mine in Namibia.

For the year, Sadiola increased production by 7% over 1998 to 206 000 attributable ounces. This, together with a 2% decrease in cash costs to $102 per ounce, resulted in a 2% increase in operating profit for the year to $25.7 million.

As reported previously grades at Sadiola for the fourth quarter were unlikely to be as high as those achieved during the record third quarter. Though throughput increased by 3% to 560 tonnes, a lower average recovered grade of 3.7 grams per tonne for the quarter, together with lower metallurgical recoveries, resulted in attributable gold production decreasing by 15% to 51 000 ounces. Cash costs increased by 23% to $108 per ounce largely because of the fall in gold production.

The feasibility study for Yatela has been completed and the AngloGold Board has approved capital expenditure of $76 million for the development of this mine. The Board's approval is subject to the successful conclusion of negotiations with the Mali Government and the completion of financing for the project. Situated 25 kilometres to the

north of Sadiola, Yatela will be an open-pit operation with an ore treatment rate of 2.5 million tonnes a year and will produce 1 2 million ounces of gold over a five-year period at a cash cost of $175 per ounce. Construction is expected to begin in May 2000 with the first gold production during May 2001. AngloGold will hold a 40% share in the joint venture with IAMGOLD holding 40% and the Mali Government 20%. AngloGold will manage the operation via the Mali-registered company AngloGold Services Mali SA (ANSER).

In 1999, production at Navachab increased by 8% over 1998 to 65 000 ounces. Cash costs decreased by 11% to $240 per ounce, although much of this improvement was attributable to the devaluation of the Namibian dollar.

Navachab had a good quarter with production increasing by 19% to 19 000 ounces, resulting in unit cash costs decreasing by 10% to $217 per ounce.

While the problems reported during the previous quarter may still limit further investment at Navachab, approval has been granted for a western extension to the pit that will extend the life of Navachab to the year 2005. A decision on an eastern extension has been delayed until 2001.

NORTH AMERICA

These operations comprise AngloGold's 70% interest in the Jerritt Canyon joint venture and the 67% interest (100% interest in production ounces, subject to contract obligations by the joint venture partners) in the Cripple Creek & Victor joint venture. In their first year as part of AngloGold, these operations have performed beyond expectations by producing 485 000 ounces at a cash cost of $173 per ounce.

In aggregate, the North American operations had a difficult production quarter. Gold production decreased by 5% to 129 000 attributable ounces, despite an excellent performance at Jerritt Canyon. A creditable cost performance, though, ensured that unit cash costs were well maintained at $162 per ounce, 8% lower than the previous quarter.

As a result of higher head grades and plant throughput, Jerritt Canyon enjoyed a much improved fourth quarter, both in terms of gold production and cash costs per ounce. In November 41 300 ounces were produced, a record monthly production for this operation. Cash costs per ounce were $30 lower than in the previous quarter, a reflection of the improved production as well as the benefit of cost containment measures.

The long history of surface mining at Jerritt Canyon came to a close with the depletion of reserves at the DASH open pit. Mining is now concentrated at the two underground mines, SSX and Murray, with two new underground mines, MCE and Smith, under development.

This quarter saw Jerritt Canyon suffer its single minor lost time injury for the year Employee productivity continued to improve, aided by the new underground truck fleet introduced earlier in the year.

At Cripple Creek & Victor, contrary to process model predictions, a substantial dip in process solution grades was experienced during the latter half of the quarter. This resulted in the gold production being less than the record achieved in the previous quarter.

On the positive side, there were no lost time accidents reported during the fourth quarter and the year ended with the single minor lost time accident reported in July. Despite an ongoing cost containment programme, employee productivity measures declined owing to the relatively low metal production.

Good progress was made with the East Cresson Pit capital project and the synthetic liner was placed on the Valley Heap Leach Facility Phase 2A extension. Earthworks associated with Phase 3 were completed and, following liner installation in mid-2000, first production is expected in the latter months of 2000.

SOUTH AMERICA

These operations comprise AngloGold's 100% interest in the Morro Velho mines and the 50% interest in Serra Grande mines, both in Brazil, as well as the 46.25% interest in Cerro Vanguardia mine in southern Argentina. These operations, also in their first year as part of AngloGold, exceeded expectations by producing 425 000 ounces at a creditable $128 per ounce.

Production at each of the three operations decreased from the previous quarter. In aggregate, the gold production declined by 11%. Cash costs, though, were maintained at levels similar to the previous quarter at $123 per ounce.

During December, modifications to the milling circuit at Serra Grande plant were completed, which will increase throughput by 17% to 700 000 tonnes per annum.

At Cerro Vanguardia, with the exception of the throughput constraints associated with the primary crushing section, the other operational problems associated with the plant as previously reported have been overcome. This resulted in a record monthly tonnage treated of 66 297 tonnes for December. Work on the primary crusher section is continuing.

The Completion Certificates of the Senior Lender Technical Completion Tests as submitted to the lenders were accepted.

Safety performance at the three operations continues to be monitored with five lost time accidents being reported, compared with seven in the previous quarter.

In addition to the two previously reported exploration joint venture agreements, an agreement has been concluded with Conquistador Mines to pursue exploration prospects in Colombia. During November, an exploration office was opened in Lima. Peru, to take advantage of this region's high gold prospectivity. Other exploration work in South America continues to be centred on the existing mine exploitation areas and in Brazil and Argentina.

4

GOLD MARKET

The gold price rallied in reaction to the announcement on 26 September 1999 by members of the European Central Bank, supported by Great Britain and Switzerland, of a ceiling of 2 000 tonnes of gold sales by that group over the next five years, and no increases to current levels of gold lending by the group. The rally carried the price up to a recorded high of $338 per ounce during the final quarter of 1999, This peak was over $80 or 30% above the price at which the metal traded in mid-September. Inevitably, the market has corrected for this sharp rise, and closed the quarter trading at around $290 per ounce. A brief rally above $300 early in February emphasises the fact that there is underlying investor interest in the metal since the change in sentiment during the final quarter of 1999. The average spot price of S295 per ounce for the final quarter of the year compares favourably with the average of $259 per ounce for the previous quarter, and $278 for the year as a whole.

The announcement by the European Central Bank members, coming on the heels of arrangements entered into by the International Monetary Fund to avoid the sale of a portion of its holdings into the open market, has provided the gold market with a most important reassurance of the concern felt by the official sector over negative speculation in the gold market over official sales, and of the official sector's desire to eliminate that distortion from the market. To a considerable degree, this reassurance has been effective in eliminating the kind of scaremongering which so affected this market in recent years. New sales of gold by the Dutch Central Bank announced late in 1999 have been accepted by the market and absorbed without negative effect as being part of the announced ceiling on sales from that sector.

The sharp rise in the spot price of the metal had an unavoidably negative effect on physical demand for gold in the major developing markets for the metal, particularly in India and the Middle East, where demand is most price sensitive. As the spot price returned to $300 per ounce, so sales of bullion scrap from the Middle East declined, and buying interest returned; overall, we expect that final demand figures for gold for 1999 will show a continued encouraging trend.

The volatility in the gold price during the final quarter was increased by uncertainty in the market as to the credit positions of certain gold mining companies with large gold price hedges in proportion to their actual production of gold, and by a degree of disorder in the gold lending market. While the gold lending market has returned to stability, there remains concern about those gold mining companies with credit difficulties brought about by the nature or size of their hedge positions. The nature of these difficulties has provided important lessons for participants in the gold forward markets, and have caused many gold mining companies to consider the nature and appropriateness of their gold price hedge positions.

The AngloGold net open hedge position as at the end of 1999 shown below reflects a lower level of hedging than that reported at the end of the third quarter of 1999. The additional table of all open positions as at 31 December 1999 provides for the first time the details of both forward and option contracts in AngloGold, compared with the net delta of all open positions previously reported by the company. The hedge position for Acacia has been included. All gold lease rates in this open position were fixed over the year-end. Going forward, approximately half of the forward positions have gold lease rates fixed through to maturity; the gold lease rate is fixed in all open option positions.

Net Delta Open Hedge Position as at 31 December 1999

As at 31 December 1999, the company had outstanding the following net forward pricing commitments against future production. A portion of these sales consists of US dollar-priced contracts which have been converted to rand prices at an average annual forward rand values based on a spot rand/dollar rate of 6.14 available on 31 December 1999.

		Kilograms sold	Forward Price Rand per kg	Forward Price US$ per oz	Ounces sold(000)	% Positions in US$
AngloGold	12 Months ending 31 December 2000	111 117	64 862	325	3 572	45
	2001	84 895	72 636	342	2 729	59
	2002	69 156	78 307	347	2 223	56
	2003	39 433	83 183	346	1 268	77
	2004	25 838	88 490	344	831	80
	January 2005 - December 2009	87 603	110 975	364	2 817	80
	Total	418 042	81 517	343	13 440	62

		Kilograms sold	Forward Price AU$ per oz	Forward Price US$ per oz	Ounces sold (000)	
Acacia	12 Months ending 31 December 2000	37 384	465	302	1 202	
	2001	7 103	620	403	228	
	2002	11 922	625	406	383	
	2003	8 877	575	374	285	
	2004	3 110	550	358	100	
	January 2005 - December 2010	20 583	623	405	662	
	Total	88 980	549	357	2 861	

The marked to market value of all hedge transactions making up the hedge positions in the above table was R1 288 million ($210 million) as at 31 December 1999. The value was based on a gold price of $288.5 per ounce. exchange rates of R/US$6.14 and US$/AU$0.65 and the prevailing market interest rates and volatilities at the time.

As at 9 February 2000, the marked to market value of the hedge book was R298 million($47 million) based on a gold price of $296 per ounce and exchange rates of R/$6.31 and US$/AU$0.63 and the prevailing market interest rates and volatilities at the time.

6

AngloGold Hedge Position as at 31 December 1999

Year		2000	2001	2002	2003	2004	2005-2009	Total
Dollar Gold								
Forward Contracts								
	Amount (kg)	81 423	51 747	38 933	26 255	17 649	66 765	282 772
	US$ per oz	$313	$327	$330	$337	$339	$351	$331
Put Options Purchased								
	Amount (kg)	12 519	3110	3 110	1 866	1 366		22 472
	US $ per o z	$294	$396	$407	$416	$433		$345
	-Delta (kg)	4 073	2 703	2 577	1 459	1 436		12 248
Put Options Sold								
	Amount (kg)	13 997						13 997
	US$ per oz	$261						$261
	•Delta (kg)	2 192						2 192
Call Options Purchased								
	Amount (kg)	45 955	1 555					47 511
	US$ per oz	$326	$350					$326
	*Delta (kg)	8 033	497					8 530
Call Options Sold								
	Amount (kg)	41 055	7 487	11 885	10 463	3 303	5 182	79 375
	US$ per oz	$306	$362	$372	$371	$338	$349	$334
	•Delta (kg)	17 246	1 935	3 720	3 994	1 884	3 321	32 100
Rand Gold								
Forward Contracts								
	Amount (kg)	21 834	24 036	20 086	6 289	3 925	14 630	90 800
	Rand per kg	R71 340	R79 038	R84 198	R89 116	R92 969	R137 310	R89 017
Put Options Purchased								
	Amount (kg)	2 177	1 244					3 421
	Rand per kg	R68 435	R75 554					R71 024
	•Delta (kg)	1 986	930					2 916
Call Options Purchased								
	Amount (kg)	14 777						14 777
	Rand per kg	R58 952						R58 952
	•Delta (kg)	8 689						8 689
Call Options Sold								
	Amount (kg)	20 837	18 214	14 357	4 519	1 875	4 994	64 795
	Rand per kg	R68 336	R78 116	R87 002	R93 765	R93 602	R113 695	R81 237
	•Delta (kg)	3 469	4 041	3 840	1 436	1 044	2 887	16717
AU Dollar Gold								
Forward Contracts								
	Amount (kg)	38 413	7 285	12 597	9 953	3 110	36 391	107 750
	AU$ per oz	AU$466	AU$621	AU$625	AU$588	AU$550	AU$650	AU$571
Call Options Purchased								
	Amount (kg)	10 575	4 121	6 687	6 998		36 391	64 773
	AU$ per oz	AU$591	AU$717	AU$728	AU$700		AU$686	AU$679
	•Delta (kg)	1 029	181	674	1 075		15 799	18 758
Rand Dollar (000)								
Forward Contracts								
	Amount (US$)	215 210	12 255	16 284				243 749
	ZAR per US$	R6.67	R6.14	R6.48				R6.63
Put Options Purchased								
	Amount (US$)	95 000						95 000
	ZAR per US$	R6.39						R6.39
	•Delta (kg)	61 371						61 371
Put Options Sold								
	Amount (US$)	90 000						90 000
	ZAR per US$	R6.18						R6.18
	*Delta (kg)							
Call Options Sold								
	Amount (US$)	158 000	30 670	33 450	8 000			230 120
	ZAR per US$	R6.56	R6.57	R7.06	R6.94			R6.65
*Delta (kg)		50 800	15 587	16 414	5 452			88 254

The delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black and Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 1999.

1. The audited financial results have been prepared in accordance with International Accounting Standards. Certain items for the previous quarter have been restated for comparative purposes. The attributable profit previously reported for the September quarter remains unchanged.

2. With effect from 7 February 2000, AngloGold acquired 100% of the issued share capital of Acacia Resources Limited (Acacia), a gold company operating in Australia. This follows the close of the offer on 24 December 1999 and the subsequent compulsory acquisition of the shares held by those shareholders who had not accepted the offer.

   The results of Acacia to 31 December 1999 have not been consolidated. However, the Group Balance Sheet as at December 1999 includes the assets and liabilities of Acacia.

3. During the quarter, 8 659 379 ordinary shares were allotted to Acacia shareholders at a price of R2.98 per share and 32 050 ordinary shares were allotted in terms of the Share Incentive Scheme, thereby increasing the number of ordinary shares in issue at 31 December 1999 to 106 614 678.

   Since the end of the quarter there were allotments of 351 009 ordinary shares at a price of R2.98 per share to complete the acquisition of Acacia and 2 200 ordinary shares in terms of the Share Intensive Scheme. The number of ordinary shares in issue at the date of this report totalled 406 967 887, which includes 9 010 388 shares issued for the acquisition of Acacia and in respect of which application has been made for a listing on the Johannesburg Stock Exchange.

4. Earnings per share have been calculated using the weighted average number of shares in issue.

5. Orders placed and outstanding on capital contracts as at 31 December 1999 totalled R381.8 million, equivalent to US$62.0 million at the rate of exchange ruling on that date.

6. **Year 2000**
   All operations of the company reported a smooth transition into the year 2000. Costs incurred to end December 1999 to achieve this status, exclusive of expenditure on planned upgrades, internal manpower and certain outsourcing charges, amounted to R15 million.

7. Dividend

The directors have today declared Final Dividend No. 87 of 1 100 (1998; 800) South African cents per ordinary share for the year ended 31 December 1999 Payment details are as follows:

To registered holders of ordinary shares

	South African and United Kingdom share registers	Australian share register
	2000	2000
Ex-dividend date	Monday, 28 February	Monday, 21 February
Last day to register for dividend and for change of address or dividend instruction	Friday, 25 February	Not applicable
Record date	Friday, 25 February	Friday, 25 February
Registers closed from	Saturday. 26 February	Not applicable
to (inclusive)	Saturday, 4 March	Not applicable
Currency conversion date	Monday, 28 February for UK pounds	Monday, 28 February for Australian dollars
Dividend warrants posted	Thursday 30 March	Thursday, 30 March
Payment date of dividend	Friday 31 March	Friday, 31 March

To holders of American Depositary Shares
(Each American Depositary Share represents one-half of an ordinary share)

	2000
Ex-dividend on New York Stock Exchange	Wednesday, 23 February
Record date	Friday. 25 February
Approximate date for currency conversion into US dollars	Friday, 31 March
Approximate payment date of dividend	Monday, 10 April

For illustrative purposes, the dividend payable on an American Depositary Share was equivalent to 87.08 (1998: 63.85) US cents at the rate of exchange ruling on Tuesday, 8 February 2000.

8. Additional information, which is not material, is to be disclosed to the Australian Stock Exchange (ASX) in terms of the ASX's listing rules. This information will be available on the Internet and in printed format from the investor relations contacts, whose details, along with the company's website address, appear at the end of this document.

By order of the Board



N F OPPENHEIMER
Chairman

RM GODSELL
Chief Executive Officer

9 February 2000

GROUP BALANCE SHEET

Prepared in accordance with International Accounting Standards

December 1998	September 1999	December 1999		December 1999	September 1999	December 1998
	US Dollar million				SA Rand million	
			ASSETS			
			Non-current assets			
1 974.0	2 457.3	2 890.9	Mining assets	17 792.3	14 762.0	11 609.4
(14.4)	138.0	217.6	Goodwill	1 339.2	829.0	(84.7)
129.0	10.9	8.9	Investments	54.7	65.6	758.6
37.2	43.3	44.5	AngloGold Environmental Trust	273.7	260.0	218.8
69.9	59.4	53.9	Long-term loans - unsecured	331.7	357.0	411.1
2 195.7	2 708.9	3 215.8		19 791.6	16 273.6	12 913.2
			Current assets			
120.2	167.3	188.6	Inventories	1 160.9	1 005.1	707.2
148.0	191.2	228.7	Trade and other receivables	1 407.3	1 148.9	870.3
22.0	21.2	21.3	Current portion of loans advanced	131.0	127.1	129.3
254.6	470.8	494.1	Cash and cash equivalents	3 041.1	2 828.3	1 497.2
544.8	850.5	932.7		5 740.3	5 109.4	3 204.0
2 740.5	3 559.4	4 148.5	**Total assets**	25 531.9	21 383.0	16 117.2
			EQUITY AND LIABILITIES			
			Capital and reserves			
895.7	878.9	1 271.7	Share capital and premium	7 827.0	5 279.8	5 267.5
29.4	26.0	29.5	Non-distributable reserve	181.6	156.3	172.7
238.7	486.2	356.5	Retained earnings	2 194.0	2 921.1	1 404.2
1 163.8	1 391.1	1 657.7	Shareholders' equity	10 202.6	8 357.2	6 844.4
0.1	26.3	26.5	Minority interests	163.1	158.0	0.9
1 163.9	1 417.4	1 684.2		10 365.7	8 515.2	6 845.3
			Non-current liabilities			
126.7	704.5	672.5	Borrowings	4 138.8	4 232.6	745.1
15.7	15.8	18.7	Debentures	114.9	95.1	92.2
229.9	296.3	338.4	Other long-term liabilities	2 082.9	1 779.7	1 352.0
733.1	667.6	710.9	Deferred taxation	4 375.4	4 010.5	4 311.6
1 105.4	1 684.2	1 740.5		10 712.0	10 117.9	6 500.9
			Current liabilities			
236.0	281.0	332.6	Trade and other payables	2 046.5	1 687.8	1 387.8
41.5	107.9	137.1	Current portion of borrowings	843.7	648.0	244.0
60.6	68.9	62.7	Taxation	385.9	414.1	356.4
133.1	-	191.4	Dividends	1 178.1	-	782.8
471.2	457.8	723.8		4 454.2	2 749.9	2 771.0
2 740.5	3 559.4	4 148.5	**Total equity and liabilities**	25 531.9	21 383.0	16 117.2

GROUP CASH FLOW STATEMENT

Prepared in accordance with International Accounting Standards

Year ended December 1998	Year ended December 1999	Quarter ended December 1999		Quarter ended December 1999	Year ended December 1999	Year ended December 1998
US Dollar million				SA Rand million		
			Cash flows from operating activities			
571.2	581.2	216.3	Cash generated from operations	1 324.3	3 550.5	3 178.4
4.4	4.4	0.9	Growth in Environmental Trust	5.5	26.3	27.3
44.6	71.4	24.8	Interest received	151.8	436.6	246.4
(17.1)	(55.5)	(18.0)	Interest paid	(110.0)	(339.4)	(94.4)
7.2	6.2	0.4	Dividends received	2.5	37.7	39.7
(255.9)	(272.3)	-	Dividends paid	-	(1 663.6)	(1 414.3)
(111.2)	(100.1)	(17.3)	Mining and normal taxation paid	(106.2)	(611.3)	(614.7)
243.2	235.3	207.1	Net cash inflow from operating activities	1 267.9	1 436.8	1 368.4
			Cash flows from investing activities			
(173.5)	(206.1)	(61.1)	Purchase of mining assets	(374.1)	(1 259.0)	(958.8)
72.9	2.5	2.5	Proceeds from sale of mining assets	15.1	15.1	402.8
(4.4)	(2.1)	(0.8)	Investments acquired	(4.8)	(12.7)	(24.6)
-	(464.4)	5.4	Net acquisition of subsidiaries	32.9	(2 837.6)	-
6.7	219.1	3.6	Proceeds from sale of investments	21.9	1 338.4	36.8
(98.3)	(451.0)	(50.4)	Net cash outflow from investing activities	(309.0)	(2 755.8)	(543.8)
			Cash flows from financing activities			
0.5	6.1	3.7	Proceeds from issue of share capital	22.5	37.1	2.9
(20.5)	(3.4)	(3.0)	Formation and share issue expenses	(18.3)	(20.8)	(113.5)
1.6	511.6	3.1	Proceeds from borrowings	18.7	3 125.8	8.8
(33.4)	(37.8)	(8.2)	Repayment of borrowings	(50.4)	(230.7)	(184.4)
4.7	15.9	0.4	Repayment on loans advanced	2.6	97.2	25.9
(47.1)	492.4	(4.0)	Net cash inflow / (outflow) from financing activities	(24.9)	3 008.6	(260.3)
97.8	276.7	152.7	**Net increase in cash and cash equivalents**	934.0	1 689.6	564.3
(82.3)	(37.2)	(129.4)	Translation adjustment	(721.2)	(145.7)	(231.6)
239.1	254.6	470.8	Opening cash and cash equivalents	2 828.3	1 497.2	1 164.5
254.6	494.1	494.1	**Closing cash and cash equivalents**	3 041.1	3 041.1	1 497.2
			Note to the Cash Flow Statement			
			Cash generated from operations			
444.2	442.5	97.1	Profit on ordinary activities before taxation	594.5	2 703.1	2 404.0
			Adjusted for:			
148.1	196.3	49.9	Amortisation of mining assets	305.6	1 199.3	814.6
16.2	(48.1)	70.7	Non-cash movements	433.2	(294.1)	98.7
9.1	(4.2)	(4.2)	(Profit) / loss on sale of mining assets	(25.6)	(25.6)	107.3
(50.8)	(7.1)	-	Income from associates	-	(43.2)	(267.5)
(4.4)	(4.4)	(0.9)	Growth in Environmental Trust	(5.5)	(26.3)	(27.3)
(44.6)	(71.4)	(24.8)	Interest received	(151.8)	(436.6)	(246.4)
(2.4)	(0.7)	(0.4)	Dividends received	(2.5)	(4.8)	(13.4)
17.1	55.5	18.0	Interest paid	110.0	339.4	94.4
38.7	22.8	10.9	Movement in working capital	66.4	139.3	214.0
571.2	581.2	216.3		1 324.3	3 550.5	3 178.4
			The following analyses the movement in working capital:			
45.6	4.4	(5.8)	(Increase) / decrease in inventories	(35.7)	26.7	252.0
1.3	(7.5)	(2.9)	(Increase) / decrease in trade and other receivables	(17.7)	(45.9)	7.1
(8.2)	25.9	19.6	Increase / (decrease) in trade and other payables	119.8	158.5	(45.1)
38.7	22.8	10.9		66.4	139.3	214.0

GROUP OPERATING RESULTS

Prepared in accordance with International Accounting Standards
Statistics are shown in metric units and financial figures in South African rand.

Issued Capital: 106 614 678 ordinary shares of 50 cents each
2 000 000 A redeemable preference shares
778 896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company

			Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999	Year ended December 1998
GOLD						
UNDERGROUND OPERATIONS						
Tonnes milled	- 000	- reef	5 111	5 247	21 055	22 155
		- waste	182	155	649	241
		- total	5 293	5 402	21 704	22 396
Yield	- g/t	- reef	8.29	8.46	8.31	8.16
		- waste	0.65	0.83	0.81	0.88
		- average	8.03	8.24	8.09	8.08
Gold produced	- kg	- reef	42 370	44 371	174 994	180 831
		- waste	119	128	527	212
		- total	42 489	44 499	175 521	181 043
PRODUCTIVITY						
g/employee		- target	224	225	222	174
		- actual	207	220	210	184
SURFACE AND DUMP RECLAMATION						
Tonnes treated	- 000		13 151	13 451	54 354	57 511
Yield	- g/t		0.31	0.31	0.30	0.30
Gold produced	- kg		4 119	4 113	16 165	17 025
OPEN-PIT OPERATIONS						
Tonnes mined	- 000		11 198	12 399	47 880	7 527
Stripping ratio	- t(mined-treated)					
	/t treated		2.55	2.30	2.51	1.63
Tonnes treated	- 000		3 151	3 756	13 630	2 863
Yield	- g/t		1.93	1.79	1.72	2.54
Gold produced	- kg		6 071	6 725	23 480	7 281
TOTAL						
Gold produced	- kg		52 679	55 337	215 166	205 349
Revenue - R/kg sold	- (excluding accelerated hedge)		62 305	61 589	61 577	57 168
	- (including accelerated hedge)		62 735	61 754	61 830	58 830
Cash costs	- R/kg produced		43 874	40 823	41 712	39 944
Total production costs	- R/kg produced		50 201	46 714	47 842	46 060

GROUP OPERATING RESULTS

Prepared in accordance with International Accounting Standards
Statistics are shown in imperial units and financial figures in US dollars.

Issued Capital:	106 614 678 ordinary shares of 50 cents each
	2 000 000 A redeemable preference shares
	778 896 B redeemable preference shares
	All the preference shares are held by a wholly owned subsidiary company

			Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999	Year ended December 1998
GOLD						
UNDERGROUND OPERATIONS						
Tons milled	- 000	- reef	5 634	5 784	23 209	24 422
		- waste	201	171	715	265
		- total	5 835	5 955	23 924	24 687
Yield	- oz/t	- reef	0.242	0.247	0.242	0.238
		- waste	0.019	0.024	0.024	0.026
		- average	0.234	0.240	0.236	0.236
Gold produced	- oz 000	- reef	1 362	1 426	5 626	5 814
		- waste	4	4	17	7
		- total	1 366	1 430	5 643	5 821
PRODUCTIVITY						
oz/employee		- target	7.20	7.24	7.14	5.59
		- actual	6.66	7.07	6.75	5.92
SURFACE AND DUMP RECLAMATION						
Tons treated	- 000		14 497	14 828	59 915	63 395
Yield	- oz/t		0.009	0.009	0.009	0.009
Gold produced	- oz 000		132	133	520	547
OPEN-PIT OPERATIONS						
Tons mined	- 000		12 344	13 667	52 779	8 297
Stripping ratio	- t(mined-treated)					
	/t treated		2.55	2.30	2.51	1.63
Tons treated	- 000		3 474	4 140	15 024	3 156
Yield	- oz/t		0.056	0.052	0.050	0.074
Gold produced	- oz 000		195	216	755	234
TOTAL						
Gold produced	- oz 000		1 693	1 779	6 918	6 602
Revenue - $/oz sold	- (excluding accelerated hedge)		316	315	313	323
	- (including accelerated hedge)		319	316	315	333
Cash costs	- $/ounce produced		223	209	212	225
Total production costs	- $/ounce produced		255	239	244	259
Rand/US Dollar average exchange rate			6.13	6.09	6.11	5.53

GROUP FINANCIAL RESULTS

Prepared in accordance with International Accounting Standards

SA Rand million		Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999	Year ended December 1998
Turnover		3 381.3	3 558.0	13 755.5	12 615.8
Gold revenue		3 341.6	3 460.1	13 473.1	12 312.0
Normal		3 319.0	3 450.9	13 418.8	11 964.0
Accelerated hedge		22.6	9.2	54.3	348.0
Cost of sales		2 643.2	2 636.3	10 385.6	9 703.3
Cash costs		2 314.3	2 282.9	9 027.4	8 202.4
Retrenchment costs		25.9	9.1	57.7	348.0
Rehabilitation and other non cash costs		23.5	42.0	112.1	107.0
Production costs		2 363.7	2 334.0	9 197.2	8 657.4
Amortisation of mining assets		305.6	301.1	1 199.3	814.6
Total production costs		2 669.3	2 635.1	10 396.5	9 472.0
Inventory change		(26.1)	1.2	(10.9)	231.3
Operating profit		698.4	823.8	3 087.5	2 608.7
Corporate administration and other expenses		33.5	43.1	161.4	271.8
Market development costs		22.8	22.6	90.6	55.2
Research and development		12.9	11.3	42.7	27.1
Exploration costs		110.1	62.2	286.8	203.5
Profit from operations		519.1	684.6	2 506.0	2 051.1
Interest paid		110.0	98.6	339.4	94.4
Interest receivable		151.8	97.6	436.6	246.4
Income from associates		-	-	43.2	267.5
Growth in Environmental Trust		5.5	11.0	26.3	27.3
Dividends received		2.5	0.4	4.8	13.4
Profit (loss) on sale of mining assets		25.6	-	25.6	(107.3)
Profit on ordinary activities before taxation		594.5	695.0	2 703.1	2 404.0
Taxation		96.6	172.7	227.7	693.5
Normal taxation		89.9	173.8	649.8	885.5
Deferred taxation	- current	6.7	(1.1)	37.8	(192.0)
	- rate change	-	-	(459.9)	-
Profit on ordinary activities after taxation		497.9	522.3	2 475.4	1 710.5
Profit on sale of associate		-	-	543.2	-
Goodwill written off		(45.2)	23.5	335.8	-
Minority interest		11.3	5.5	28.9	-
Profit attributable to ordinary shareholders		531.8	493.3	2 653.9	1 710.5
Attributable earnings	- cents per share	540	504	2 695	1 748
Headline earnings *	- Rm	486.6	516.8	2 446.5	1 533.8
	- cents per share	494	528	2 485	1 568
Headline earnings before deferred tax					
rate adjustment	- Rm	486.6	516.8	1 986.6	1 533.8
	- cents per share	494	528	2 018	1 568
Dividends	- Rm			2 058.9	1 515.3
	- cents per share			2 000	1 550
Capital expenditure	- mining direct	361.9	303.1	1 162.9	894.2
	- other	3.7	23.4	90.6	64.6
	- recoupments	-	-	-	(402.8)
Net capital expenditure		365.6	326.5	1 253.5	556.0

* Headline earnings is based on earnings before the profit realised on sale of associate and goodwill written off.
The prior year has been adjusted for the exceptional earnings in associate and disposal of mining shafts.

GROUP FINANCIAL RESULTS

Prepared in accordance with International Accounting Standards

US Dollar million	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999	Year ended December 1998
Turnover	551.9	584.7	2 251.5	2 295.9
Gold revenue	545.5	568.6	2 205.2	2 240.6
Normal	541.8	563.4	2 196.3	2 172.4
Accelerated hedge	3.7	5.2	8.9	68.2
Cost of sales	431.4	433.2	1 699.9	1 771.0
Cash costs	377.8	375.1	1 477.5	1 495.0
Retrenchment costs	4.2	1.5	9.4	68.2
Rehabilitation and other non cash costs	3.8	6.9	18.5	17.1
Production costs	385.8	383.5	1 505.4	1 580.3
Amortisation of mining assets	49.9	49.5	196.3	148.1
Total production costs	435.7	433.0	1 701.7	1 728.4
Inventory change	(4.3)	0.2	(1.8)	42.6
Operating profit	114.1	135.4	505.3	469.6
Corporate administration and other expenses	5.5	7.1	26.4	49.9
Market development costs	3.7	3.7	14.8	10.0
Research and development	2.1	1.9	7.0	4.7
Exploration costs	18.0	10.2	46.9	36.8
Profit from operations	84.8	112.5	410.2	368.2
Interest paid	18.0	16.2	55.5	17.1
Interest receivable	24.8	16.0	71.4	44.6
Income from associates	-	-	7.1	50.8
Grwoth in Environmental Trust	0.9	1.8	4.4	4.4
Dividends received	0.4	0.1	0.7	2.4
Profit (loss) on sale of mining assets	4.2	-	4.2	(9.1)
Profit on ordinary activities before taxation	97.1	114.2	442.5	444.2
Taxation	15.8	28.4	37.2	126.7
Normal taxation	14.7	28.6	106.4	159.0
Deferred taxation - current	1.1	(0.2)	6.2	(32.3)
- rate change	-	-	(75.4)	-
Profit on ordinary activities after taxation	81.3	85.8	405.3	317.5
Profit on sale of associate	-	-	88.7	-
Goodwill written off	(7.4)	3.9	55.1	-
Minority interest	1.8	0.9	4.7	-
Profit attributable to ordinary shareholders	86.9	81.0	434.2	317.5
Attributable earnings - cents per share	88	83	441	324
Headline earnings * - $m	79.5	84.9	400.6	276.9
- cents per share	81	87	407	283
Headline earnings before deferred tax				
rate adjustment - $m	79.5	84.9	325.2	276.9
- cents per share	81	87	330	283
Dividends - $m			337.4	257.7
- cents per share			328	264
Capital expenditure - mining direct	59.1	49.9	190.4	162.4
- other	1.1	3.8	14.8	11.5
- recoupments	-	-	-	(73.2)
Net capital expenditure	60.2	53.7	205.2	100.7

* Headline earnings is based on earnings before the profit realised on sale of associate and goodwill written off.
The prior year has been adjusted for the exceptional earnings in associate and disposal of mining shafts.

SOUTH AFRICAN OPERATIONS
VAAL RIVER

					Great Noligwa Mine					
Prepared in accordance with International Accounting Standards.					Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999
						Rand / Metric			Dollar / Imperial	
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	112	116	435	1 210	1 249	4 681
Milled - 000	- tonnes	/	- tons	- reef	614	627	2 441	677	691	2 691
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	614	627	2 441	677	691	2 691
Yield	- g/t	/	- oz/t	- reef	11.34	12.59	12.75	0.331	0.367	0.372
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- average	11.34	12.59	12.75	0.331	0.367	0.372
Gold produced	- kg	/	- oz 000	- reef	6 963	7 893	31 137	224	254	1 001
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	6 963	7 893	31 137	224	254	1 001
Revenue	- R/kg	/	- $/oz	- sold	62 289	61 739	61 662	316	316	314
Cash costs	- R	/	- $	- ton milled	418	383	383	62	57	57
	- R/kg	/	- $/oz	- produced	36 827	30 413	30 019	187	155	153
PRODUCTIVITY										
per employee	- g	/	- oz	- target	244	253	255	7.86	8.13	8.21
				- actual	224	254	248	7.19	8.17	7.97
per employee	- m2	/	- ft2	- target	3.65	3.75	3.61	39.29	40.36	38.89
				- actual	3.61	3.74	3.46	38.86	40.26	37.28
FINANCIAL RESULTS (MILLION)										
Gold normal revenue					432.9	486.1	1915.9	70.7	79.9	313.7
Accelerated hedge revenue					0.9	1.2	4.0	0.1	0.2	0.6
Total gold revenue					433.8	487.3	1919.9	70.8	80.1	314.3
Cost of sales					293.2	276.0	1076.3	47.8	45.4	176.1
Cash costs					256.4	240.1	934.7	41.9	39.4	153.0
Retrenchment costs					0.9	1.3	4.0	0.1	0.2	0.6
Rehabilitation costs					1.4	1.3	4.4	0.2	0.2	0.7
Other non-cash costs					1.6	1.0	4.8	0.3	0.3	1.0
Production costs					260.3	243.7	947.9	42.5	40.1	155.3
Amortisation costs					35.1	32.3	129.7	5.7	5.3	21.1
Inventory change					(2.2)	-	(1.3)	(0.4)	-	(0.3)
Profit from operations					140.6	211.3	843.6	23.0	34.7	138.2
Capital expenditure										
				- mining direct	5.3	8.1	21.9	0.9	1.3	3.7
				- other	0.6	(0.1)	0.7	0.1	-	0.1
				- recoupments	-	-	-	-	-	-
Net capital expenditure					5.9	8.0	22.6	1.0	1.3	3.8

	Kopanang Mine						Tau Lekoa Mine					
	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999
	Rand / Metric			Dollar / Imperial			Rand / Metric			Dollar / Imperial		
	119	115	443	1 277	1 238	4 772	96	98	366	1 030	1 055	3 947
	508	533	2 102	560	587	2 317	452	482	1 913	498	532	2 110
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	508	533	2 102	560	587	2 317	452	482	1 913	498	532	2 110
	7.93	7.75	7.74	0.231	0.226	0.226	4.98	5.05	4.96	0.145	0.147	0.145
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	7.93	7.75	7.74	0.231	0.226	0.226	4.98	5.05	4.96	0.145	0.147	0.145
	4 026	4 132	16 272	129	133	523	2 250	2 436	9 493	72	78	305
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	4 026	4 132	16 272	129	133	523	2 250	2 436	9 493	72	78	305
	62 280	61 907	61 743	316	316	314	62 300	61 771	61 760	316	316	314
	326	323	331	48	48	49	261	226	239	39	34	35
	41 069	41 625	42 731	209	213	218	52 443	44 651	48 135	266	228	245
	162	160	158	5.21	5.14	5.08	159	174	165	5.11	5.59	5.31
	163	172	169	5.23	5.53	5.43	174	184	180	5.58	5.92	5.78
	4.53	4.48	4.37	48.71	48.22	47.05	6.58	7.12	6.81	70.83	76.64	73.31
	4.79	4.80	4.60	51.60	51.67	49.56	7.38	7.35	6.94	79.46	79.11	74.68
	249.8	254.4	1001.1	40.8	41.8	163.9	139.7	150.0	584.1	22.8	24.6	95.6
	0.9	1.4	3.6	0.1	0.2	0.5	0.4	0.5	2.0	0.1	0.1	0.4
	250.7	255.8	1 004.7	40.9	42.0	164.4	140.1	150.5	586.1	22.9	24.7	96.0
	180.4	185.8	749.0	29.4	30.5	122.5	141.0	133.1	549.5	23.1	21.9	90.1
	165.3	172.0	695.4	27.0	28.2	113.8	118.0	108.7	456.9	19.3	17.9	74.8
	0.9	1.4	3.6	0.1	0.2	0.5	0.4	0.5	2.0	0.1	0.1	0.4
	1.3	1.9	4.3	0.2	0.3	0.7	1.2	2.1	4.1	0.2	0.4	0.7
	1.2	0.7	3.4	0.2	0.2	0.6	1.0	0.7	2.7	0.2	-	0.4
	168.7	176.0	706.7	27.5	28.9	115.6	120.6	112.0	465.7	19.8	18.4	76.3
	12.8	9.8	43.0	2.1	1.6	7.0	21.1	21.1	84.0	3.4	3.5	13.8
	(1.1)	-	(0.7)	(0.2)	-	(0.1)	(0.7)	-	(0.2)	(0.1)	-	-
	70.3	70.0	255.7	11.5	11.5	41.9	(0.9)	17.4	36.6	(0.2)	2.8	5.9
	22.1	-	22.1	3.6	-	3.6	0.1	0.1	-	-	-	-
	0.1	(0.3)	(0.1)	-	-	-	-	(0.1)	(0.1)	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	22.2	(0.3)	22.0	3.6	-	3.6	0.1	-	(0.1)	-	-	-

					Surface Operations					
VAAL RIVER										
Prepared in accordance with International Accounting Standards.					Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999
					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	-	-	-	-	-	-
Milled - 000	- tonnes	/	- tons	- reef	-	-	-	-	-	-
				- waste	-	-	-	-	-	-
				- surface and dump reclamation	1 181	1 402	5 058	1 302	1 546	5 576
				- total	1 181	1 402	5 058	1 302	1 546	5 576
Yield	- g/t	/	- oz/t	- reef	-	-	-	-	-	-
				- waste	-	-	-	-	-	-
				- surface and dump reclamation	0.54	0.47	0.50	0.016	0.014	0.015
				- average	0.54	0.47	0.50	0.016	0.014	0.015
Gold produced	- kg	/	- oz 000	- reef	-	-	-	-	-	-
				- waste	-	-	-	-	-	-
				- surface and dump reclamation	641	660	2 523	21	22	82
				- total	641	660	2 523	21	22	82
Revenue	- R/kg	/	- $/oz	- sold	62 080	61 583	61 568	315	315	313
Cash costs	- R	/	- $	- ton milled	19	18	18	3	3	3
	- R/kg	/	- $/oz	- produced	35 782	37 600	36 416	182	192	185
PRODUCTIVITY										
per employee	- g	/	- oz	- target	356	332	352	11.44	10.67	11.33
				- actual	376	342	338	12.07	11.00	10.85
per employee	- m2	/	- ft2	- target	-	-	-	-	-	-
				- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)										
Gold normal revenue					39.8	40.6	155.3	6.5	6.6	25.4
Accelerated hedge revenue					-	-	0.1	-	-	-
Total gold revenue					39.8	40.6	155.4	6.5	6.6	25.4
Cost of sales					22.8	24.9	92.1	3.7	4.0	15.0
Cash costs					22.9	24.8	91.9	3.7	4.0	15.0
Retrenchment costs					-	-	0.1	-	-	-
Rehabilitation costs					-	-	-	-	-	-
Other non-cash costs					0.1	0.1	0.3	-	-	-
Production costs					23.0	24.9	92.3	3.7	4.0	15.0
Amortisation costs					-	-	-	-	-	-
Inventory change					(0.2)	-	(0.2)	-	-	-
Profit from operations					17.0	15.7	63.3	2.8	2.6	10.4
Capital expenditure					Moab Khotsong					
				- mining direct	91.0	78.1	321.4	14.9	12.8	52.6
				- other	-	-	-	-	-	-
				- recoupments	-	-	-	-	-	-
Net capital expenditure					91.0	78.1	321.4	14.9	12.8	52.6

ERGO	Ergo					
Prepared in accordance with International Accounting Standards.	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999
	Rand / Metric			Dollar / Imperial		
OPERATING RESULTS						
GOLD						
Material treated - tonnes / - tons - 000	11 088	11 039	45 905	12 222	12 168	50 601
Yield - g/t / - oz/t	0.25	0.23	0.23	0.007	0.007	0.007
Gold produced - kg / - oz 000	2 824	2 489	10 584	91	80	340
Revenue - R/kg / - $/oz - sold	62 235	61 661	61 656	316	315	314
Cash costs - R / - $ - ton treated	9	11	11	1	2	2
- R/kg / - $/oz - produced	35 547	49 581	45 958	180	253	234
FINANCIAL RESULTS (MILLION)						
Gold normal revenue	175.7	153.3	651.8	28.7	25.2	106.7
Accelerated hedge revenue	0.1	0.2	0.8	-	-	-
Total gold revenue	175.8	153.5	652.6	28.7	25.2	106.7
Cost of sales	115.6	140.5	561.6	18.9	23.0	91.9
Cash costs	100.4	123.4	486.4	16.4	20.2	79.6
Retrenchment costs	0.1	0.2	0.8	-	-	-
Rehabilitation costs	(0.4)	(0.8)	(0.2)	(0.1)	(0.1)	-
Other non-cash costs	1.7	0.8	4.9	0.3	0.1	0.9
Production costs	101.8	123.6	491.9	16.6	20.2	80.5
Amortisation costs	16.3	16.9	70.7	2.7	2.8	11.6
Inventory change	(2.5)	-	(1.0)	(0.4)	-	(0.2)
Profit from operations	60.2	13.0	91.0	9.8	2.2	14.8
Capital expenditure	-	(0.2)	3.2	-	-	0.6

FREE STATE				Bambanani Mine					
Prepared in accordance with International Accounting Standards.				Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined	- m2	/ - ft2	- 000	84	75	329	899	809	3 545
Milled - 000	- tonnes	/ - tons	- reef	493	461	2 012	544	508	2 217
			- waste	-	-	-	-	-	-
			- surface and dump reclamation	-	-	-	-	-	-
			- total	493	461	2 012	544	508	2 217
Yield	- g/t	/ - oz/t	- reef	7.36	8.06	7.61	0.215	0.235	0.222
			- waste	-	-	-	-	-	-
			- surface and dump reclamation	-	-	-	-	-	-
			- average	7.36	8.06	7.61	0.215	0.235	0.222
Gold produced	- kg	/ - oz 000	- reef	3 630	3 717	15 311	117	120	493
			- waste	-	-	-	-	-	-
			- surface and dump reclamation	-	-	-	-	-	-
			- total	3 630	3 717	15 311	117	120	493
Revenue	- R/kg	/ - $/oz	- sold	63 126	61 815	61 977	320	316	316
Cash costs	- R	/ - $	- ton milled	430	407	379	64	61	56
	- R/kg	/ - $/oz	- produced	58 457	50 428	49 848	297	258	254
PRODUCTIVITY									
per employee	- g	/ - oz	- target	183	184	180	5.88	5.92	5.79
			- actual	158	166	168	5.09	5.34	5.41
per employee	- m2	/ - ft2	- target	4.02	4.02	3.96	43.30	43.27	42.59
			- actual	3.65	3.37	3.62	39.24	36.27	38.98
FINANCIAL RESULTS (MILLION)									
Gold normal revenue				225.9	228.9	942.6	36.9	37.6	154.3
Accelerated hedge revenue				3.3	0.9	6.3	0.5	0.1	1.0
Total gold revenue				229.2	229.8	948.9	37.4	37.7	155.3
Cost of sales				222.9	203.7	820.5	36.3	33.5	134.3
Cash costs				212.2	187.4	763.2	34.6	30.8	124.9
Retrenchment costs				3.3	0.9	6.3	0.5	0.1	1.0
Rehabilitation costs				1.8	4.3	6.1	0.3	0.8	1.0
Other non-cash costs				3.0	1.1	6.6	0.5	0.1	1.1
Production costs				220.3	193.7	782.2	35.9	31.8	128.0
Amortisation costs				8.6	10.0	38.6	1.4	1.7	6.4
Inventory change				(6.0)	-	(0.3)	(1.0)	-	(0.1)
Profit from operations				6.3	26.1	128.4	1.1	4.2	21.0
Capital expenditure									
			- mining direct	12.2	8.8	34.3	2.0	1.4	5.6
			- other	-	-	-	-	-	-
			- recoupments	-	-	-	-	-	-
Net capital expenditure				12.2	8.8	34.3	2.0	1.4	5.6

	Tshepong Mine						Matjhabeng Mine					
	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999
	Rand / Metric			Dollar / Imperial			Rand / Metric			Dollar / Imperial		
	92	96	368	994	1 033	3 963	82	69	332	886	743	3 577
	325	331	1 284	358	365	1 416	388	347	1 554	428	382	1 713
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	325	331	1 284	358	365	1 416	388	347	1 554	428	382	1 713
	7.28	8.00	7.94	0.212	0.233	0.231	7.85	6.54	7.21	0.229	0.191	0.210
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	7.28	8.00	7.94	0.212	0.233	0.231	7.85	6.54	7.21	0.229	0.191	0.210
	2 363	2 647	10 190	76	85	328	3 049	2 270	11 201	98	73	360
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	2 363	2 647	10 190	76	85	328	3 049	2 270	11 201	98	73	360
	63 244	61 680	62 177	321	315	317	63 231	62 482	62 447	321	319	318
	397	370	376	59	55	56	477	494	461	71	74	68
	54 575	46 260	47 425	277	236	241	60 838	75 473	63 882	309	386	325
	146	150	150	4.71	4.82	4.83	156	151	147	5.03	4.85	4.74
	158	175	167	5.09	5.63	5.36	116	87	105	3.74	2.80	3.37
	5.72	5.80	5.72	61.54	62.43	61.53	4.18	4.05	4.02	44.96	43.59	43.28
	6.19	6.35	6.03	66.64	68.35	64.88	3.14	2.63	3.11	33.75	28.31	33.46
	147.0	163.0	627.4	24.0	26.8	102.7	189.7	139.8	689.6	31.0	23.0	112.9
	2.4	0.2	6.1	0.4	-	1.0	3.1	2.1	9.9	0.5	0.3	1.6
	149.4	163.2	633.5	24.4	26.8	103.7	192.8	141.9	699.5	31.5	23.3	114.5
	146.7	144.8	567.9	23.9	23.8	92.9	192.8	178.9	748.0	31.4	29.5	122.4
	129.0	122.5	483.3	21.1	20.1	79.1	185.5	171.4	715.5	30.3	28.1	117.1
	2.4	0.3	6.1	0.4	-	1.0	3.1	2.0	9.9	0.5	0.3	1.6
	1.2	2.9	4.1	0.2	0.5	0.7	1.6	2.3	3.7	0.3	0.4	0.6
	2.1	0.7	4.6	0.3	0.2	0.7	2.7	1.0	5.7	0.4	0.4	1.0
	134.7	126.4	498.1	22.0	20.8	81.5	192.9	176.7	734.8	31.5	29.2	120.3
	16.2	18.4	70.4	2.6	3.0	11.5	3.3	2.2	11.5	0.5	0.3	1.9
	(4.2)	-	(0.6)	(0.7)	-	(0.1)	(3.4)	-	1.7	(0.6)	-	0.2
	2.7	18.4	65.6	0.5	3.0	10.8	-	(37.0)	(48.5)	0.1	(6.2)	(7.9)
	-	-	-	-	-	-	2.3	10.4	17.6	0.4	1.7	2.9
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	2.3	10.4	17.6	0.4	1.7	2.9

FREE STATE				Surface Operations					
Prepared in accordance with International Accounting Standards.				Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999
				Rand / Metric			Dollar / Imperial		

OPERATING RESULTS									
GOLD									
Area mined	- m2	/ - ft2	- 000	-	-	-	-	-	-
Milled - 000	- tonnes	/ - tons	- reef	-	-	-	-	-	-
			- waste	-	-	-	-	-	-
			- surface and dump reclamation	882	1 010	3 391	972	1 114	3 738
			- total	882	1 010	3 391	972	1 114	3 738
Yield	- g/t	/ - oz/t	- reef	-	-	-	-	-	-
			- waste	-	-	-	-	-	-
			- surface and dump reclamation	0.74	0.95	0.90	0.022	0.028	0.026
			- average	0.74	0.95	0.90	0.022	0.028	0.026
Gold produced	- kg	/ - oz 000	- reef	-	-	-	-	-	-
			- waste	-	-	-	-	-	-
			- surface and dump reclamation	654	964	3 058	21	31	98
			- total	654	964	3 058	21	31	98
Revenue	- R/kg	/ - $/oz	- sold	62 107	61 581	61 542	315	315	313
Cash costs	- R	/ - $	- ton milled	41	43	44	6	6	6
	- R/kg	/ - $/oz	- produced	55 761	44 902	48 383	283	230	246
PRODUCTIVITY									
per employee	- g	/ - oz	- target	208	221	197	6.69	7.11	6.32
			- actual	256	373	294	8.25	11.99	9.46
per employee	- m2	/ - ft2	- target	-	-	-	-	-	-
			- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)									
Gold normal revenue				40.6	59.4	188.2	6.6	9.8	30.8
Accelerated hedge revenue				-	-	-	-	-	-
Total gold revenue				40.6	59.4	188.2	6.6	9.8	30.8
Cost of sales				35.6	45.6	151.5	5.8	7.5	24.7
Cash costs				36.5	43.3	148.0	6.0	7.2	24.3
Retrenchment costs				-	-	-	-	-	-
Rehabilitation costs				0.4	1.4	2.1	0.1	0.2	0.2
Other non-cash costs				-	0.3	0.5	-	-	0.2
Production costs				36.9	45.0	150.6	6.1	7.4	24.7
Amortisation costs				0.3	0.6	1.7	-	0.1	0.2
Inventory change				(1.6)	-	(0.8)	(0.3)	-	(0.2)
Profit from operations				5.0	13.8	36.7	0.8	2.3	6.1
Capital expenditure									
			- mining direct	(1.1)	-	(0.9)	(0.2)	-	(0.2)
			- other	-	-	-	-	-	-
			- recoupments	-	-	-	-	-	-
Net capital expenditure				(1.1)	-	(0.9)	(0.2)	-	(0.2)

			Joel Mine		
Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999
Rand / Metric			Dollar / Imperial		
71	73	276	765	788	2 974
287	348	1 270	316	384	1 400
43	18	124	47	20	136
-	-	-	-	-	-
330	366	1 394	363	404	1 536
6.77	5.85	6.08	0.197	0.171	0.177
0.77	0.79	0.71	0.022	0.023	0.021
-	-	-	-	-	-
5.98	5.61	5.61	0.175	0.164	0.164
1 942	2 037	7 728	62	65	248
33	14	88	1	1	3
-	-	-	-	-	-
1 975	2 051	7 816	63	66	251
62 269	61 688	61 727	316	315	314
315	260	272	47	39	40
52 588	46 426	48 582	267	237	247
163	164	159	5.22	5.27	5.10
139	140	134	4.47	4.50	4.32
5.68	5.62	5.52	61.15	60.49	59.44
5.00	4.99	4.75	53.86	53.71	51.08
122.8	126.3	481.2	20.0	20.7	78.7
0.3	0.2	1.3	0.1	0.1	0.3
123.1	126.5	482.5	20.1	20.8	79.0
109.2	102.7	421.8	17.7	17.0	69.0
103.9	95.3	379.7	17.0	15.7	62.2
0.3	0.2	1.3	0.1	0.1	0.3
(0.4)	(1.8)	(1.8)	(0.2)	(0.3)	(0.3)
3.3	0.2	3.2	0.5	-	0.4
107.1	93.9	382.4	17.4	15.5	62.6
(1.0)	8.8	34.8	(0.2)	1.5	5.6
3.1	-	4.6	0.5	-	0.8
13.9	23.8	60.7	2.4	3.8	10.0
46.2	33.1	135.1	7.5	5.4	22.1
-	-	-	-	-	-
-	-	-	-	-	-
46.2	33.1	135.1	7.5	5.4	22.1

WEST WITS

Prepared in accordance with International Accounting Standards.

					TauTona Mine (East Mine)					
					Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999
					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	81	75	293	872	807	3 154
Milled - 000	- tonnes	/	- tons	- reef	442	450	1 745	487	496	1 923
				- waste	-	-	-	-	-	-
				- total	442	450	1 745	487	496	1 923
Yield	- g/t	/	- oz/t	- reef	11.05	11.38	11.37	0.322	0.332	0.332
				- waste	-	-	-	-	-	-
				- average	11.05	11.38	11.37	0.322	0.332	0.332
Gold produced	- kg	/	- oz 000	- reef	4 883	5 122	19 843	157	165	638
				- waste	-	-	-	-	-	-
				- total	4 883	5 122	19 843	157	165	638
Revenue	- R/kg	/	- $/oz	- sold	62 185	61 607	61 617	316	315	314
Cash costs	- R	/	- $	- ton milled	419	370	382	62	55	57
	- R/kg	/	- $/oz	- produced	37 926	32 498	33 614	193	166	171
PRODUCTIVITY										
per employee	- g	/	- oz	- target	302	290	285	9.72	9.32	9.17
				- actual	248	268	255	7.99	8.62	8.20
per employee	- m2	/	- ft2	- target	4.45	4.18	4.15	47.85	44.99	44.64
				- actual	4.12	3.92	3.77	44.36	42.19	40.54
FINANCIAL RESULTS (MILLION)										
Gold normal revenue					303.4	315.4	1 221.5	49.5	51.8	199.8
Accelerated hedge revenue					0.2	0.1	1.1	-	0.1	0.3
Total gold revenue					303.6	315.5	1 222.6	49.5	51.9	200.1
Cost of sales					203.2	170.0	705.7	33.0	28.0	115.6
Cash costs					185.2	166.4	667.0	30.2	27.3	109.1
Retrenchment costs					0.2	0.1	1.1	-	0.1	0.3
Rehabilitation costs					1.5	1.6	4.2	0.2	0.3	0.7
Other non-cash costs					3.3	1.2	6.5	0.5	0.2	1.1
Production costs					190.2	169.3	678.8	30.9	27.9	111.2
Amortisation costs					3.7	0.7	26.8	0.6	0.1	4.4
Inventory change					9.3	-	0.1	1.5	-	-
Profit from operations					100.4	145.5	516.9	16.5	23.9	84.5
Capital expenditure										
				- mining direct	6.5	5.2	21.6	1.1	0.9	3.6
				- other	1.7	1.4	4.8	0.3	0.2	0.8
				- recoupments	-	-	-	-	-	-
Net capital expenditure					8.2	6.6	26.4	1.4	1.1	4.4

Savuka Mine (West Mine)						Mponeng Mine (South Mine)					
Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999
Rand / Metric			Dollar / Imperial			Rand / Metric			Dollar / Imperial		
55	55	215	592	592	2 314	65	65	258	700	699	2 777
242	267	1 107	267	294	1 220	375	377	1 574	413	416	1 735
-	-	-	-	-	-	-	-	-	-	-	-
242	267	1 107	267	294	1 220	375	377	1 574	413	416	1 735
8.07	7.48	7.16	0.235	0.218	0.209	9.39	10.05	8.71	0.274	0.293	0.254
-	-	-	-	-	-	-	-	-	-	-	-
8.07	7.48	7.16	0.235	0.218	0.209	9.39	10.05	8.71	0.274	0.293	0.254
1 953	1 996	7 921	63	64	255	3 522	3 789	13 702	113	122	440
-	-	-	-	-	-	-	-	-	-	-	-
1 953	1 996	7 921	63	64	255	3 522	3 789	13 702	113	122	440
66 599	61 970	62 826	338	317	320	62 305	61 701	61 741	316	315	314
475	412	410	70	62	61	452	426	409	67	63	61
58 809	55 178	57 325	299	282	292	48 081	42 345	47 007	244	216	239
175	167	168	5.63	5.37	5.41	187	195	193	6.02	6.27	6.19
139	136	132	4.47	4.37	4.25	204	224	199	6.57	7.20	6.40
4.60	4.38	4.46	49.55	47.15	48.00	4.37	4.30	4.21	47.07	46.28	45.31
3.91	3.76	3.59	42.14	40.47	38.62	3.77	3.84	3.75	40.61	41.33	40.33
121.3	122.9	487.5	19.8	20.2	79.8	219.2	233.3	844.4	35.8	38.3	138.1
8.8	0.8	10.1	1.4	0.1	1.6	0.2	0.4	1.6	-	-	0.3
130.1	123.7	497.6	21.2	20.3	81.4	219.4	233.7	846.0	35.8	38.3	138.4
133.7	113.9	479.9	21.8	18.7	78.7	193.0	174.2	696.4	31.4	28.6	114.0
114.9	110.1	454.1	18.8	18.1	74.4	169.3	160.4	644.1	27.6	26.4	105.4
8.8	0.8	10.1	1.4	0.1	1.6	0.2	0.4	1.6	-	-	0.3
0.2	0.7	1.1	-	0.1	0.3	1.1	1.5	3.7	0.2	0.2	0.6
2.2	0.6	3.6	0.4	0.1	0.6	2.6	0.7	4.5	0.4	0.2	0.7
126.1	112.2	468.9	20.6	18.4	76.9	173.2	163.0	653.9	28.2	26.8	107.0
3.8	1.7	10.9	0.6	0.3	1.8	13.0	11.2	41.4	2.1	1.8	6.8
3.8	-	0.1	0.6	-	-	6.8	-	1.1	1.1	-	0.2
(3.6)	9.8	17.7	(0.6)	1.6	2.7	26.4	59.5	149.6	4.4	9.7	24.4
4.3	2.9	11.0	0.7	0.5	1.8	55.6	34.8	157.9	9.1	5.7	25.8
1.1	0.8	2.9	0.2	0.1	0.5	16.1	9.6	39.3	2.6	1.6	6.4
-	-	-	-	-	-	-	-	-	-	-	-
5.4	3.7	13.9	0.9	0.6	2.3	71.7	44.4	197.2	11.7	7.3	32.2

WEST WITS				Elandsrand Mine					
Prepared in accordance with International Accounting Standards.				Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined	- m2 / - ft2	- 000		101	102	417	1 087	1 098	4 488
Milled - 000	- tonnes / - tons	- reef		428	436	1 794	472	481	1 978
		- waste		6	6	26	7	7	29
		- total		434	442	1 820	479	488	2 007
Yield	- g/t / - oz/t	- reef		7.50	7.94	7.60	0.219	0.232	0.222
		- waste		0.50	0.33	0.38	0.015	0.010	0.011
		- average		7.41	7.84	7.50	0.216	0.229	0.219
Gold produced	- kg / - oz 000	- reef		3 211	3 462	13 643	103	111	438
		- waste		3	2	10	-	-	-
		- total		3 214	3 464	13 653	103	111	438
Revenue	- R/kg / - $/oz	- sold		62 672	61 581	61 931	318	315	315
Cash costs	- R / - $	- ton milled		411	363	364	61	54	54
	- R/kg / - $/oz	- produced		55 531	46 336	48 566	282	237	247
PRODUCTIVITY									
per employee	- g / - oz	- target		198	202	207	6.36	6.49	6.64
		- actual		169	180	178	5.44	5.79	5.73
per employee	- m2 / - ft2	- target		6.40	6.40	6.40	68.90	68.89	68.92
		- actual		5.31	5.29	5.45	57.21	56.94	58.61
FINANCIAL RESULTS (MILLION)									
Gold normal revenue				200.1	213.4	840.8	32.7	35.0	137.6
Accelerated hedge revenue				1.4	-	4.7	0.2	-	0.8
Total gold revenue				201.5	213.4	845.5	32.9	35.0	138.4
Cost of sales				199.7	171.3	721.1	32.5	28.1	118.0
Cash costs				178.5	160.5	663.1	29.1	26.4	108.5
Retrenchment costs				1.4	-	4.7	0.2	-	0.8
Rehabilitation costs				(1.8)	(1.0)	(2.4)	(0.3)	(0.2)	(0.4)
Other non-cash costs				2.0	0.4	3.3	0.3	-	0.5
Production costs				180.1	159.9	668.7	29.3	26.2	109.4
Amortisation costs				13.9	11.4	47.0	2.3	1.9	7.7
Inventory change				5.7	-	5.4	0.9	-	0.9
Profit from operations				1.8	42.1	124.4	0.4	6.9	20.4
Capital expenditure									
		- mining direct		21.3	23.1	100.4	3.5	3.8	16.4
		- other		2.2	4.3	18.0	0.4	0.7	3.0
		- recoupments		-	-	-	-	-	-
Net capital expenditure				23.5	27.4	118.4	3.9	4.5	19.4

	Deelkraal Mine					
	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999
	Rand / Metric			Dollar / Imperial		
	39	39	146	420	420	1 572
	202	207	790	223	228	871
	133	131	499	147	144	550
	335	338	1 289	370	372	1 421
	6.60	7.52	7.05	0.192	0.219	0.206
	0.62	0.85	0.86	0.018	0.025	0.025
	4.23	4.94	4.65	0.123	0.144	0.136
	1 333	1 557	5 571	43	50	179
	83	112	429	3	3	14
	1 416	1 669	6 000	46	53	193
	62 654	62 240	61 992	318	318	316
	291	268	279	43	40	41
	68 735	54 290	60 043	349	277	306
	152	159	166	4.87	5.11	5.34
	125	143	129	4.01	4.60	4.15
	4.32	4.37	4.33	46.46	47.04	46.60
	3.43	3.35	3.14	36.97	36.06	33.78
	88.0	102.7	369.3	14.4	16.9	60.5
	0.7	1.1	2.6	0.1	0.2	0.4
	88.7	103.8	371.9	14.5	17.1	60.9
	113.6	104.4	415.7	18.6	17.1	68.1
	97.3	90.6	360.3	15.9	14.9	59.0
	0.7	1.1	2.6	0.1	0.2	0.4
	(1.1)	(1.7)	(2.2)	(0.2)	(0.4)	(0.4)
	1.1	0.7	2.9	0.2	0.2	0.5
	98.0	90.7	363.6	16.0	14.9	59.5
	12.8	13.7	49.5	2.1	2.2	8.1
	2.8	-	2.6	0.5	-	0.5
	(24.9)	(0.6)	(43.8)	(4.1)	(0.0)	(7.2)
	1.9	2.4	11.9	0.3	0.3	1.9
	-	-	-	-	-	-
	-	-	-	-	-	-
	1.9	2.4	11.9	0.3	0.3	1.9

OTHER AFRICAN OPERATIONS

Prepared in accordance with International
Accounting Standards.

					Navachab					
					Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999
					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Mined	- tonnes	/	- tons	- 000	1 548	1 617	5 176	1 707	1 782	5 705
Volume mined	- bcm	/	- bcy	- 000	582	604	1 934	761	790	2 530
Stripping ratio				- t(mined-treated) /t treated	3.18	3.58	3.36	3.18	3.58	3.36
Treated	- tonnes	/	- tons	- 000	370	353	1 186	408	389	1 307
Mill head grade	- g/t	/	- oz/t		1.71	1.54	1.71	0.050	0.045	0.050
Metallurgical recovery				- %	90.51	89.62	92.02	90.51	89.62	92.02
Gold produced	- kg	/	- oz 000		590	487	1 729	19	16	56
Revenue	- R/kg	/	- $/oz	- sold	60 341	59 622	59 672	306	305	304
Cash costs	- R/kg	/	- $/oz	- produced	42 691	47 343	47 209	217	242	240
PRODUCTIVITY										
per employee	- g	/	- oz	- target	529	496	467	17.00	15.96	15.00
				- actual	568	464	480	18.27	14.92	15.44
FINANCIAL RESULTS (MILLION)										
Gold revenue					38.9	26.2	104.6	6.3	4.3	17.1
Cost of sales					35.0	23.2	84.0	5.6	3.9	13.8
Cash costs					25.2	23.0	81.6	4.1	3.7	13.4
Rehabilitation costs					6.8	(0.5)	(3.4)	1.1	(0.1)	(0.5)
Other non-cash costs					0.3	0.3	0.9	-	0.2	0.1
Production costs					32.3	22.8	79.1	5.2	3.8	13.0
Amortisation costs					2.7	1.2	5.4	0.4	0.2	0.9
Inventory change					-	(0.8)	(0.5)	-	(0.1)	(0.1)
Profit from operations					3.9	3.0	20.6	0.7	0.4	3.3
Capital expenditure					0.2	0.1	1.0	-	-	0.2

	Sadiola - Attributable 38%					
	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999
	Rand / Metric			Dollar / Imperial		
	1 443	1 067	5 513	1 591	1 176	6 077
	818	597	3 045	1 070	781	3 983
	1.84	1.16	1.81	1.84	1.16	1.81
	508	493	1 961	560	543	2 162
	3.7	3.88	3.43	0.108	0.113	0.100
	96.98	97.16	96.95	96.98	97.16	96.95
	1 572	1 858	6 417	51	60	206
	59 295	58 129	60 475	301	297	306
	21 357	17 153	19 916	108	88	102
	2 488	2 974	2 146	80.00	95.62	69.00
	1 821	2 254	1 929	58.55	72.48	62.03
	90.0	120.1	387.6	14.7	19.8	63.5
	56.5	65.0	229.9	9.2	10.7	37.6
	33.6	31.9	128.9	5.5	5.2	21.1
	(0.4)	(0.4)	(1.2)	(0.1)	(0.1)	(0.2)
	6.0	8.5	26.8	1.0	1.5	4.4
	39.2	40.0	154.5	6.4	6.6	25.3
	19.0	18.8	74.6	3.1	3.1	12.2
	(1.7)	6.2	0.8	(0.3)	1.0	0.1
	33.5	55.1	157.7	5.5	9.1	25.9
	(6.6)	2.1	3.6	(1.1)	0.4	0.6

NORTH AMERICAN OPERATIONS

Prepared in accordance with International Accounting Standards.

					Cripple Creek & Victor J.V.					
					Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999
					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Underground Operations										
Mined	- tonnes	/	- tons	- 000	-	-	-	-	-	-
Treated	- tonnes	/	- tons	- 000	-	-	-	-	-	-
Mill head grade	- g/t	/	- oz/t		-	-	-	-	-	-
Gold in ore	- kg	/	- oz 000		-	-	-	-	-	-
Yield	- g/t	/	- oz/t		-	-	-	-	-	-
Gold produced	- kg	/	- oz 000		-	-	-	-	-	-
Open-pit Operations										
Mined	- tonnes	/	- tons	- 000	6 581	7 015	27 048	7 255	7 733	29 816
Stripping ratio				- t(mined-treated)						
				/t treated	2.29	1.62	1.82	2.29	1.62	1.82
Treated	- tonnes	/	- tons	- 000	1 999	2 675	9 586	2 203	2 949	10 566
Mill head grade	- g/t	/	- oz/t		0.69	0.88	0.69	0.020	0.026	0.020
Gold in ore	- kg	/	- oz 000		1 741	2 358	7 191	56	76	231
Yield	- g/t	/	- oz/t		0.87	0.88	0.75	0.025	0.026	0.022
Gold produced	- kg	/	- oz 000		1 741	2 358	7 191	56	76	231
Total										
Yield	- g/t	/	- oz/t		0.87	0.88	0.75	0.025	0.026	0.022
Gold produced	- kg	/	- oz 000		1 741	2 358	7 191	56	76	231
Revenue	- R/kg	/	- $/oz	- sold	62 950	62 465	61 311	320	319	312
Cash costs	- R/kg	/	- $/oz	- produced	33 052	32 655	32 737	168	167	167
PRODUCTIVITY										
per employee	- g	/	- oz	- target	2 146	2 146	2 084	69	69	67
				- actual	2 092	2 613	2 008	67	84	65
FINANCIAL RESULTS (MILLION)										
Gold revenue					109.6	147.3	440.9	17.9	24.2	72.2
Cost of sales					102.9	123.0	397.1	16.8	20.2	65.0
Cash costs					80.5	77.0	258.4	13.1	12.7	42.3
Rehabilitation costs					3.0	3.3	12.5	0.5	0.5	2.0
Other non-cash costs					-	-	-	-	-	-
Production costs					83.5	80.3	270.9	13.6	13.2	44.3
Amortisation costs					42.3	42.7	149.1	6.9	7.0	24.4
Inventory change					(22.9)	-	(22.9)	(3.7)	-	(3.7)
Profit from operations					6.7	24.3	43.8	1.1	4.0	7.2
Capital expenditure					46.3	49.5	144.5	7.6	8.1	23.6

Note: The gold produced for underground and open-pit operations is allocated on gold in ore.

Jerritt Canyon J.V. - Attributable 70%					
Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999
Rand / Metric			Dollar / Imperial		
148	164	610	163	181	672
101	109	418	111	120	460
13.85	12.87	13.13	0.404	0.375	0.383
1 402	1 403	5 483	45	45	176
13.11	11.51	12.33	0.382	0.333	0.359
1 323	1 255	5 147	43	40	165
570	1 545	5 701	628	1 703	6 285
2.80	12.52	11.69	2.80	12.52	11.69
150	114	449	165	126	495
10.63	5.95	8.23	0.310	0.175	0.240
1 599	678	3 642	51	22	117
6.38	5.32	6.14	0.186	0.159	0.179
957	607	2 759	31	20	89
9.09	8.35	9.12	0.265	0.244	0.266
2 280	1 862	7 906	73	60	254
63 307	63 091	61 422	321	322	313
30 913	36 574	35 163	157	187	179
2 271	2 208	2 022	73	71	65
2 718	2 084	2 182	87	67	70
144.4	117.5	485.6	23.6	19.3	79.5
101.9	99.3	398.4	16.6	16.3	65.2
74.4	68.1	281.9	12.1	11.2	46.1
4.4	2.6	12.5	0.7	0.4	2.0
-	-	-	-	-	-
78.8	70.7	294.4	12.8	11.6	48.1
27.0	28.6	107.9	4.4	4.7	17.7
(3.9)	-	(3.9)	(0.6)	-	(0.6)
42.5	18.2	87.2	7.0	3.0	14.3
24.9	26.2	90.8	4.1	4.3	14.9

SOUTH AMERICAN OPERATIONS

Prepared in accordance with International
Accounting Standards.

				Morro Velho					
				Rand / Metric			Dollar / Imperial		
				Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999
OPERATING RESULTS									
GOLD									
Underground Operations									
Mined	- tonnes / - tons	- 000		178	188	740	196	207	816
Treated	- tonnes / - tons	- 000		180	188	742	199	207	818
Mill head grade	- g/t / - oz/t			7.85	6.88	7.58	0.229	0.203	0.221
Gold in ore	- kg / - oz 000			1 410	1 294	5 606	45	42	180
Yield	- g/t / - oz/t			7.32	7.43	7.3	0.213	0.217	0.213
Gold produced	- kg / - oz 000			1 317	1 396	5 417	42	45	174
Open-pit Operations									
Mined	- tonnes / - tons	- 000		231	276	1 146	254	304	1 263
Stripping ratio		- t(mined-treated)							
		/t treated		5.24	6.26	7.55	5.24	6.24	7.55
Treated	- tonnes / - tons	- 000		37	38	134	41	42	148
Mill head grade	- g/t / - oz/t			5.14	4.95	5.49	0.150	0.143	0.160
Gold in ore	- kg / - oz 000			186	188	748	6	6	24
Yield	- g/t / - oz/t			4.94	5.55	5.41	0.144	0.167	0.158
Gold produced	- kg / - oz 000			183	211	725	6	7	23
Total									
Yield	- g/t / - oz/t			6.91	7.11	7.01	0.202	0.209	0.205
Gold produced	- kg / - oz 000			1 500	1 607	6 142	48	52	197
Revenue	- R/kg / - $/oz	- sold		64 580	62 611	61 721	328	320	314
Cash costs	- R/kg / - $/oz	- produced		23 124	22 589	24 293	117	115	124
PRODUCTIVITY									
per employee	- g / - oz	- target		373	435	404	12	14	13
		- actual		416	435	431	13	14	14
FINANCIAL RESULTS (MILLION)									
Gold revenue				97.3	100.0	390.0	15.9	16.4	63.8
Cost of sales				48.6	55.4	225.3	8.0	9.2	36.8
Cash costs				34.7	36.3	149.2	5.7	6.0	24.4
Rehabilitation costs				0.3	0.6	1.1	0.1	0.1	0.2
Other non-cash costs				3.1	-	3.1	0.5	-	0.5
Production costs				38.1	36.9	153.4	6.3	6.1	25.1
Amortisation costs				12.7	15.7	58.8	2.1	2.6	9.6
Inventory change				(2.2)	2.8	13.1	(0.4)	0.5	2.1
Profit from operations				48.7	44.6	164.7	7.9	7.2	27.0
Capital expenditure				18.3	12.1	51.3	3.0	2.0	8.4

Note: The gold produced for underground and open-pit
operations is allocated on gold in ore.

	Serra Grande - Attributable 50%						Cerro Vanguardia - Attributable 46.25%					
	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999
	Rand / Metric			Dollar / Imperial			Rand / Metric			Dollar / Imperial		
79	84	317	87	92	349	-	-	-	-	-	-
74	84	310	82	93	342	-	-	-	-	-	-
8.26	7.40	7.89	0.241	0.215	0.230	-	-	-	-	-	-
661	622	2 496	21	20	80	-	-	-	-	-	-
8.12	7.88	7.8	0.237	0.226	0.227	-	-	-	-	-	-
604	662	2 418	19	21	78	-	-	-	-	-	-
-	-	-	-	-	-	825	879	3 295	909	969	3 633
-	-	-	-	-	-	8.47	9.59	9.67	8.47	9.65	9.67
-	-	-	-	-	-	87	83	314	96	91	346
-	-	-	-	-	-	10.29	15.77	15.09	0.30	0.46	0.44
-	-	-	-	-	-	1 136	1 309	4 801	37	42	155
-	-	-	-	-	-	11.81	14.52	14.85	0.344	0.429	0.433
-	-	-	-	-	-	1 029	1 205	4 659	33	39	150
8.12	7.88	7.80	0.237	0.226	0.227	11.81	14.52	14.85	0.344	0.429	0.433
604	662	2 418	19	21	78	1 029	1 205	4 659	33	39	150
65 849	62 618	61 744	334	320	314	55 046	62 619	59 009	302	320	303
23 124	21 148	22 950	117	110	117	26 449	27 469	26 146	134	138	133
809	933	840	26	30	27	1 742	2 488	2 177	56	80	70
820	902	851	26	29	27	1 724	3 048	2 278	55	60	73
39.4	37.0	149.5	6.4	6.1	24.5	63.6	77.6	302.6	10.4	12.7	49.5
20.3	21.9	86.8	3.4	3.7	14.3	42.1	47.7	179.7	6.9	7.8	29.5
14.0	14.0	55.5	2.3	2.3	9.1	26.4	32.2	118.4	4.3	5.3	19.4
-	0.9	1.2	-	0.2	0.2	0.4	0.8	1.0	0.1	0.1	0.2
-	-	-	-	-	-	1.9	4.1	9.4	0.3	0.7	1.5
14.0	14.9	56.7	2.3	2.5	9.3	28.7	37.1	128.8	4.7	6.1	21.1
7.1	8.2	30.3	1.2	1.4	5.0	16.4	14.8	57.9	2.7	2.4	9.5
(0.8)	(1.2)	(0.2)	(0.1)	(0.2)	-	(3.0)	(4.2)	(7.0)	(0.5)	(0.7)	(1.1)
19.1	15.1	62.7	3.0	2.4	10.2	21.5	29.9	122.9	3.5	4.9	20.0
3.0	2.4	11.5	0.5	0.4	1.9	0.3	2.7	10.1	0.1	0.4	1.7

SHAFT SINKING

SHAFT SINKING (metres)	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999
MOAB KHOTSONG MINE			
Main shaft			
Advance	-	-	28
Depth to date (below collar)	2 412	2 412	2 412
Rock / ventilation sub-vertical shaft			
Advance	29	30	133
Depth to date	939	910	939
Station cutting	-	34	90
JOEL MINE			
Taung North Shaft			
Advance	80	26	289
Depth to date (below collar)	1 293	1 213	1 293
MPONENG MINE			
Sub Shaft 1			
Advance	12	47	190
Depth to date	1 208	1 196	1 208

SHAFT SINKING

SHAFT SINKING (feet)	Quarter ended December 1999	Quarter ended September 1999	Year ended December 1999
MOAB KHOTSONG MINE			
Main shaft			
Advance	-	-	91
Depth to date (below collar)	7 913	7 913	7 913
Rock / ventilation sub-vertical shaft			
Advance	95	98	436
Depth to date	3 081	2 985	3 081
Station cutting	-	112	296
JOEL MINE			
Taung North Shaft			
Advance	262	85	948
Depth to date (bellow collar)	4 242	3 980	4 242
MPONENG MINE			
Sub Shaft 1			
Advance	39	154	620
Depth to date	3 964	3 925	3 964

DEVELOPMENT

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Quarter ended December 1999

	Advance			METRIC			
				Sampled			
	metres	metres	channel	gold		uranium	
			width cm	g/t	cm.g/t	kg/t	cm.kg/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	4 824	416	105.90	35.76	3 787	1.44	152.40
"C" reef	155	44	7.00	74.15	526	3.60	25.19
Kopanang Mine							
Vaal reef	9 518	424	16.30	164.36	2 679	4.97	80.93
"C" reef	113	28	38.00	39.21	1 490	1.27	48.10
Tau Lekoa Mine							
Ventersdorp Contact reef	5 222	922	93.70	9.71	930	0.12	11.68
Moab Khotsong Mine							
Vaal reef	1 313	-	-	-	-	-	-
FREE STATE							
Bambanani Mine							
Basal reef	2 667	240	104.00	17.32	1 801	0.12	11.99
Tshepong Mine							
Basal reef	5 181	632	19.00	107.00	2 033	1.88	35.72
"B" reef	272	-	-	-	-	-	-
Matjhabeng Mine							
Basal reef	1 645	140	21.10	67.62	1 425	0.67	14.17
"A" reef	97	36	87.60	7.98	699	0.42	36.90
Taung South Shaft							
(previously Joel No. 3 shaft)							
Beatrix VS 5 Composite reef	1 858	600	92.50	7.83	724	0.01	0.74
WEST WITS							
TauTona Mine (East Mine)							
Ventersdorp Contact reef	-	-	-	-	-	-	-
Carbon Leader reef	3 652	144	15.70	188.47	2 959	1.27	19.91
Savuka Mine (West Mine)							
Ventersdorp Contact reef	337	65	64.50	14.73	950	0.27	17.49
Mponeng Mine (South Mine)							
Ventersdorp Contact reef	6 000	848	76.20	18.41	1 403	-	-
Elandsrand							
Ventersdorp Contact reef	4 759	770	30.90	20.00	618	-	-
Deelkraal							
Ventersdorp Contact reef (plus footwall bands)	1 053	230	192.60	4.06	781	-	-

DEVELOPMENT

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Quarter ended December 1999

	Advance			IMPERIAL			
				Sampled			
	feet	feet	channel	gold		uranium	
			width	oz/t	ft.oz/t	lb/t	ft.lb/t
			inches				
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	15 826	1 365	41.69	1.04	3.62	2.88	10.01
"C" reef	510	144	2.76	2.16	0.50	7.20	1.65
Kopanang Mine							
Vaal reef	31 227	1 391	6.42	4.79	2.56	9.94	5.32
"C" reef	370	92	14.96	1.14	1.43	2.54	3.17
Tau Lekoa Mine							
Ventersdorp Contact reef	17 133	3 025	36.89	0.28	0.87	0.24	0.74
Moab Khotsong Mine							
Vaal reef	4 308	-	-	-	-	-	-
FREE STATE							
Bambanani Mine							
Basal reef	8 750	787	40.94	0.51	1.72	0.24	0.82
Tshepong Mine							
Basal reef	16 999	2 073	7.48	3.12	1.95	3.76	2.34
"B" reef	894	-	-	-	-	-	-
Matjhabeng Mine							
Basal reef	5 396	459	8.31	1.97	1.37	1.34	0.93
"A" reef	318	118	34.49	0.23	0.67	0.84	2.41
Taung South Shaft							
(Previously Joel No. 3 shaft)							
Beatrix VS 5 Composite reef	6 096	1 969	36.42	0.23	0.69	0.02	0.06
WEST WITS							
TauTona Mine (East Mine)							
Ventersdorp Contact reef	-	-	-	-	-	-	-
Carbon Leader reef	11 982	472	6.18	5.50	2.83	2.54	1.31
Savuka Mine (West Mine)							
Ventersdorp Contact reef	1 106	213	25.39	0.43	0.91	0.54	1.14
Mponeng Mine (South Mine)							
Ventersdorp Contact reef	19 684	2 782	30.00	0.54	1.34	-	-
Elandsrand							
Ventersdorp Contact reef	15 613	2 526	12.17	0.58	0.59	-	-
Deelkraal							
Ventersdorp Contact reef	3 454	755	75.83	0.12	0.75	-	-
(plus footwall bands)							

<center>SIGNATURES</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 11 JULY 2003   By: /s/ C R B<small>ULL</small>

                                       Name: C R Bull
                                       Title: Company Secretary